UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

Commission File Number 000-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

INDEX

Pages(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Financial Statements and Supplemental Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 16

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	By:	/s/ David A. Beaver
David A. Beaver
Vice President and Corporate Controller

Date: June 16, 2017

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN

Financial Statements as of and for the years ended
December 31, 2016 and 2015

Supplemental information required for Form 5500
as of December 31, 2016

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Pages(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015	3

Notes to Financial Statements	4 - 9

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Participants and Administrator of the
Crown Cork & Seal Company, Inc. Retirement Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 16, 2017

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2016	2015
ASSETS
Investments, at fair value
Registered investment companies:
DFA Emerging Markets Core Equity Portfolio	$39,983	$195
DFA US Targeted Value Portfolio	126,502	816
HSBC Investor Small Cap Equity Fund	9,511,034	10,401,939
Harbor International Fund	179,849	122,910
JPMorgan Intrepid Value Fund	2,322,552	2,171,535
Metropolitan West Total Return Bond Fund	5,664,913	5,032,047
T. Rowe Price International Discovery Fund	26,189	628
Vanguard International Growth Fund	6,093,026	5,673,576
Vanguard Morgan Growth Fund	966,013	671,150
Vanguard Prime Money Market Fund	90,804	111,111
Vanguard Target Retirement 2010 Fund	168,822	237,554
Vanguard Target Retirement 2015 Fund	2,392,120	2,145,023
Vanguard Target Retirement 2020 Fund	1,984,071	1,772,963
Vanguard Target Retirement 2025 Fund	3,379,980	3,043,315
Vanguard Target Retirement 2030 Fund	2,190,342	1,816,281
Vanguard Target Retirement 2035 Fund	2,107,977	1,843,074
Vanguard Target Retirement 2040 Fund	1,514,863	1,278,540
Vanguard Target Retirement 2045 Fund	823,864	688,617
Vanguard Target Retirement 2050 Fund	1,012,759	796,547
Vanguard Target Retirement 2055 Fund	395,862	296,810
Vanguard Target Retirement 2060 Fund	87,767	37,219
Vanguard Target Retirement Income Fund	120,114	290,634
Vanguard Total Stock Market Index Fund	33,535,198	31,569,975
Vanguard Wellington Fund	8,348,080	7,259,928
	83,082,684	77,262,387

Vanguard Retirement Savings Trust	24,790,404	23,818,842
Crown Holdings, Inc. Stock Fund	5,024,666	5,240,787
Total investments, at fair value	112,897,754	106,322,016

Receivables
Notes receivable from participants	3,551,439	3,493,263
Total receivables	3,551,439	3,493,263

Total assets	116,449,193	109,815,279

LIABILITIES	—	—

Net assets available for benefits	$116,449,193	$109,815,279

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2016	2015
Additions:
Investment income:
Interest and dividend income	$3,208,199	$2,257,856
Net appreciation (depreciation) in fair value of investments	4,029,539	(1,932,269)
Total investment income	7,237,738	325,587

Interest income, notes receivable from participants	150,068	143,293
Total interest income, notes receivable	150,068	143,293

Contributions:
Employer	1,592,592	1,668,070
Participant	4,588,811	4,266,995
Total contributions	6,181,403	5,935,065

Other additions	14,746	6,099
Total additions	13,583,955	6,410,044

Deductions:
Benefits paid to participants	6,825,627	8,353,254
Administrative expenses	124,414	121,678
Total deductions	6,950,041	8,474,932

Net increase (decrease)	6,633,914	(2,064,888)

Net Assets Available for Benefits:
Beginning of year	109,815,279	111,880,167
End of year	$116,449,193	$109,815,279

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. and subsidiaries (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period. Participants direct the investment of their contributions into various investment options offered by the Plan. Basic contributions may be matched by the Company at various rates as determined by the employer company, as defined in the Plan document. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive profit sharing contributions, some of which are discretionary, from the Company at varying rates as determined by the employer company, as defined in the Plan document. Discretionary contributions in 2016 and 2015 totaled $474,880 and $591,313, respectively. Contribution amounts are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocation of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. The Plan uses graded vesting that results in a participant becoming 100% vested in the matching contribution portion after completing 4 or 5 years of credited service depending on the employer company and as defined in the Plan document. If eligible, a participant becomes 100% vested in the profit sharing contribution portion either immediately or after completing 5 years of credited service depending on the employer company and as defined in the Plan document.

Notes Receivable from Participants
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on notes receivable outstanding as of December 31, 2016 and 2015 range from 4.25% to 4.75% and 4.25% to 4.50%, respectively. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to these or any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant’s election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $2 and $1,121 at December 31, 2016 and 2015, respectively. Forfeitures used to offset Company contributions in 2016 and 2015 totaled $19,322 and $41,656, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2016 and 2015.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Recordkeeping expenses and fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation (depreciation) in fair value of investments. Expenses paid by the Company are excluded from these financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2016
	Level 1	Total
Registered investment companies	$83,082,684	$83,082,684
Common stock fund	5,024,666	5,024,666

Total assets in fair value hierarchy	$88,107,350	88,107,350

Investments measured at net asset value (a)		24,790,404

Investments at fair value		$112,897,754

	Assets at Fair Value as of December 31, 2015
	Level 1	Total
Registered investment companies	$77,262,387	$77,262,387
Common stock fund	5,240,787	5,240,787

Total assets in fair value hierarchy	$82,503,174	82,503,174

Investments measured at net asset value (a)		23,818,842

Investments at fair value		$106,322,016

(a)
Certain investments that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Registered investment companies are valued at quoted market prices, which represent the NAV of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

The Vanguard Retirement Savings Trust is a collective trust fund that is valued at the NAV of the units of the collective trust fund held by the Plan at year end times the respective unit value. The NAV, as provided by the trustee, is used as practical expedient to estimate fair value. The NAV of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2016
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Vanguard Retirement Savings Trust	$24,790,404	N/A	Daily	N/A

	December 31, 2015
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Vanguard Retirement Savings Trust	$23,818,842	N/A	Daily	N/A

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company’s common stock through the Crown Holdings, Inc. Stock Fund. The Company's common stock fund held approximately 96,000 and 103,000 shares of Crown Holdings, Inc. common stock representing 4.3% and 4.8% of Plan assets as of December 31, 2016 and 2015, respectively. For the years 2016 and 2015, the common stock fund had purchases of $414,740 and $800,622, respectively, and sales of $836,167 and $946,794, respectively. There were no dividends on the Company's common stock in 2016 or 2015. The Plan also issues loans to participants, which are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 5 - TAX STATUS

The IRS determined and informed the Company by letter dated October 13, 2015 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2016 and 2015, the Plan had investments of $58,325,602 and $55,388,818, respectively that were concentrated in two funds.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016
Crown Cork & Seal Company, Inc. Retirement Thrift Plan EIN 23-1526444 Plan No. 105
	Identity of Participant-Directed Issues	Investment Type	Current Value
	DFA Emerging Markets Core Equity Portfolio	Registered Investment Company	$39,983
	DFA US Targeted Value Portfolio	Registered Investment Company	126,502
	HSBC Investor Small Cap Equity Fund	Registered Investment Company	9,511,034
	Harbor International Fund	Registered Investment Company	179,849
	JPMorgan Intrepid Value Fund	Registered Investment Company	2,322,552
	Metropolitan West Total Return Bond Fund	Registered Investment Company	5,664,913
	T. Rowe Price International Discovery Fund	Registered Investment Company	26,189
*	Vanguard International Growth Fund	Registered Investment Company	6,093,026
*	Vanguard Morgan Growth Fund	Registered Investment Company	966,013
*	Vanguard Prime Money Market fund	Registered Investment Company	90,804
*	Vanguard Target Retirement 2010 Trust	Registered Investment Company	168,822
*	Vanguard Target Retirement 2015 Trust	Registered Investment Company	2,392,120
*	Vanguard Target Retirement 2020 Trust	Registered Investment Company	1,984,071
*	Vanguard Target Retirement 2025 Trust	Registered Investment Company	3,379,980
*	Vanguard Target Retirement 2030 Trust	Registered Investment Company	2,190,342
*	Vanguard Target Retirement 2035 Trust	Registered Investment Company	2,107,977
*	Vanguard Target Retirement 2040 Trust	Registered Investment Company	1,514,863
*	Vanguard Target Retirement 2045 Trust	Registered Investment Company	823,864
*	Vanguard Target Retirement 2050 Trust	Registered Investment Company	1,012,759
*	Vanguard Target Retirement 2055 Trust	Registered Investment Company	395,862
*	Vanguard Target Retirement 2060 Trust	Registered Investment Company	87,767
*	Vanguard Target Retirement Income Fund	Registered Investment Company	120,114
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	33,535,198
*	Vanguard Wellington Fund	Registered Investment Company	8,348,080
*	Vanguard Retirement Savings Trust	Collective Trust Fund	24,790,404
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	5,024,666
*	Notes receivable from participants	Interest rates: 4.25% - 4.75%	3,551,439
	Total Assets (Held at End of Year)		$116,449,193

*	Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.